Exhibit 5.1

PEPCO HOLDINGS, INC.
701 NINTH STREET, NW
WASHINGTON, DC 20068

January 16, 2003

Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

Ladies and Gentlemen:

I am Executive Vice President and General Counsel of Pepco Holdings, Inc., a Delaware corporation (the "Company"), and have acted as counsel to the Company in connection with the offer and sale by the Company of $300,000,000 in aggregate principal amount of its 3.75% Notes due February 15, 2006 (the "Notes") under and pursuant to the Registration Statement on Form S-3, Registration No. 333-100478 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), which was declared effective by the Securities and Exchange Commission (the "Commission") on October 23, 2002, the Prospectus, dated October 23, 2002, included in the Registration Statement, and a Prospectus Supplement dated January 15, 2003, and filed with Commission pursuant to Rule 424(b) under the Act on January 16, 2003, and the Underwriting Agreement, dated January 15, 2003, between the Company and Credit Suisse First Boston Corporation, on its own behalf and on behalf of Banc of America Securities LLC, Lazard Frères & Co. LLC and Scotia Capital (USA) Inc. (the "Underwriting Agreement"). The Notes will be issued under an indenture, dated as of September 6, 2002, between the Company and The Bank of New York, as Trustee (the "Indenture").

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company's representatives.

Based upon the foregoing, I am of the opinion that the Notes have been duly authorized for issuance and, when executed by the Company and authenticated by the Trustee in the manner provided in the Indenture and delivered against payment of the purchase price therefor set forth in the Underwriting Agreement, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

        I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ WILLIAM T. TORGERSON

William T. Torgerson, Esq.